UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2005

Commission File Number: 000-51654

Scopus Video Networks Ltd. (Translation of registrant's name into English)
10 Ha’amal Street, Port Afek, Rosh Ha’ayin 48092, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On December 13, 2005, Scopus Video Networks Ltd. (“Scopus”) announced in a press release the initial public offering of 4,500,000 of its ordinary shares at a price to the public of $7.00 per share.

A copy of the press release is annexed hereto as Exhibit 99.1 and incorporated by reference herein:

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD.

/s/ David Mahlab
By: David Mahlab
Date: December 13, 2005	Title: Chief Executive Officer

Exhibit Index

Exhibit 99.1.	Press Release, dated December 13, 2005.